UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-04448

CUSIP Number: 071813109

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Baxter International Inc.

Full Name of Registrant

Former Name if Applicable

One Baxter Parkway

Address of Principal Executive Office (Street and Number)

Deerfield, IL 60015

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Baxter International Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2019 (the “Form 10-K”) within the prescribed time period because it requires additional time to complete the restatement of certain of its previously issued financial statements as described below. The Company continues to expect to file the Form 10-K as soon as reasonably practicable, but no later than March 31, 2020. In conjunction with the filing of the Form 10-K, the Company also expects to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 (the “Form 10-Q”).

On October 24, 2019, the Company reported that it had commenced an internal investigation into certain intra-Company transactions that impacted the Company’s previously reported non-operating foreign exchange gains and losses.

As a result of the internal investigation, on February 13, 2020, the Company concluded, in consultation with the Audit Committee of its Board of Directors and its independent registered public accounting firm, PricewaterhouseCoopers LLP (“PwC”), that certain of the Company’s previously issued financial statements and the related audit and interim review reports of PwC should no longer be relied upon because of misstatements to the Company’s previously reported foreign exchange gains and losses.

Accordingly, in the Form 10-K the Company intends to restate its (i) audited financial statements as of December 31, 2018 and for the years ended December 31, 2017 and 2018, (ii) unaudited interim financial information as of and for the quarterly periods ended March 31, 2018, June 30, 2018, December 31, 2018, March 31, 2019 and June 30, 2019, for the six months ended June 30, 2018 and 2019, and as of September 30, 2018 within the notes to its 2019 financial statements, and (iii) unaudited financial information as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015 within Item 6, Selected Financial Data in the Form 10-K. In the Form 10-Q, the Company intends to restate its unaudited financial statements for the quarterly and year-to-date periods ended September 30, 2018. Additionally, the Company expects to report one or more material weaknesses as of December 31, 2019, as well as its related remediation efforts, in the Form 10-K.

Due to the time and effort required to complete the preparation of the restated financial statements and restated financial information, the Company was unable, without unreasonable effort or expense, to complete and file the Form 10-K within the prescribed time period.

Please refer to the Company’s Current Reports on Form 8-K filed on October 24, 2019, November 22, 2019 and February 13, 2020 for additional information.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including with respect to: the investigation of misstatements in previously reported non-operating income related to foreign exchange gains and losses; the Company’s ability to report its financial results for the third and fourth quarters and the full year of 2019 and file the Form 10-K and the Form 10-Q by March 31, 2020; the unaudited, preliminary financial information disclosed herein; and the timing of the restatement of the Company’s financial statements. Such forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those in the forward-looking statements: developments in connection with the investigation related to foreign exchange gains and losses, including developments that would expand the scope of the investigation or require the correction of additional misstatements in the previously issued financial statements; future actions of regulatory bodies and other governmental authorities, including the Securities and Exchange Commission (“SEC”); the outcome of pending or future litigation; and other risks identified in the Company’s most recent filing on Form 10-K and other SEC filings, all of which are available on the Company’s website. The Company does not undertake to update its forward-looking statements unless otherwise required by the federal securities laws.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	James K. Saccaro	(224)	948-2000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

On January 12, 2020, the Company announced unaudited, preliminary net sales for the fourth quarter of 2019 of approximately $3.0 billion, an increase of 7% from reported revenues for the fourth quarter of 2018. On the same date, the Company also announced unaudited, preliminary net sales for the full year of 2019 of approximately $11.4 billion, an increase of 2% from reported revenues for the year ended December 31, 2018. Net income for the fourth quarter and full year of 2019 is expected to reflect a significant change from the results for the fourth quarter and full year of 2018, primarily due to a non-cash pretax pension settlement charge of approximately $750 million related to the annuitization of a portion of the Company’s U.S. pension plan in the fourth quarter of 2019, as reported in the Company’s Current Report on Form 8-K, filed on October 9, 2019.

The Company disclosed certain preliminary, unaudited impacts of the misstatements referred to in Part III above on income from continuing operations before income taxes in the Company’s Current Report on Form 8-K filed on February 13, 2020, Item 4.02 of which is incorporated by reference herein.

Baxter International Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 3, 2020	By	/s/ James K. Saccaro
James K. Saccaro
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).